UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

GETTY IMAGES, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Jonathan D. Klein

Chief Executive Officer

Getty Images, Inc.

601 North 34th Street

Seattle, Washington 98103

(206) 925-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Craig W. Adas, Esq. Weil, Gotshal & Manges LLP 201 Redwood Shores Pkwy Redwood Shores, CA 94065 (650) 802-3000	Brian M. Stadler, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$8,079,268.23*	$317.52*

*	Calculated solely for the purpose of estimating the filing fee. This amount is based upon the aggregate purchase price payable for options to purchase shares of Common Stock being solicited in this offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $317.52

Form or Registration No.: Schedule TO

Filing Party: Getty Images, Inc.

Date Filed: May 23, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”) filed by Getty Images, Inc., a Delaware corporation (“Getty Images”), with the Securities and Exchange Commission on May 23, 2008, as amended and supplemented by Amendment No. 1 to the Statement filed by Getty Images on June 23, 2008, relating to the offer by Getty Images to purchase outstanding options to purchase shares of its common stock, par value $0.01 per share (“Common Stock”), on the terms and subject to the conditions described in the Offer to Purchase for Cash all Outstanding Options to Purchase Common Stock, dated May 23, 2008, and related attachments thereto (the “Offer to Purchase”). This Amendment No. 2 is made to report the results of the offer by Getty Images to purchase outstanding options to purchase shares of its common stock.

This Amendment No. 2 to the Statement is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 4.	Terms of the Transaction

Item 4 of the Statement is hereby amended and supplemented by inserting the following:

The tender offer expired at 3:00 p.m., Pacific Time, on July 2, 2008. Following the expiration of the tender offer, Getty Images accepted for cancellation and payment options to purchase 2,298,753 shares of the Company’s common stock. Getty Images will promptly pay the holders of such options aggregate purchase price of $5,775,539.21.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GETTY IMAGES, INC.

/s/ JOHN LAPHAM
John Lapham Senior Vice President and General Counsel

Date: July 3, 2008